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                             March 23, 2023

       Kin Chung Chan
       Chairman and Chief Executive Officer
       Reitar Logtech Holdings Ltd
       c/o Unit 801, 8th Floor, Tower 2, The Quayside, 77 Hoi Bun Road Kwun Tong, Kowloon, Hong Kong

                                                        Re: Reitar Logtech
Holdings Ltd
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted March 9,
2023
                                                            CIK No. 0001951229

       Dear Kin Chung Chan:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       January 24, 2023 letter.

       Amendment No. 1 to Draft Registration Statement on Form F-1

       Cover Page

   1.                                                   Refer to prior comment
1. Please provide a clear statement on the cover pages that failure to comply with
applicable PRC laws and regulations could significantly limit or completely hinder your
ability to offer or continue to offer securities to investors and cause the value of such
securities to significantly decline or be worthless, consistent with your disclosure on
pages 3 and 38.
 Kin Chung Chan
FirstName  LastNameKin  Chung Chan
Reitar Logtech Holdings Ltd
Comapany
March      NameReitar Logtech Holdings Ltd
       23, 2023
March2 23, 2023 Page 2
Page
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
62

2. We note that your response to comment 7 suggests that the metrics presented on page 15 serve as key performance indicators with respect to the respective operating performances of Kamai Group and Reitar Group. Please include these quantified metrics along with relevant discussion of their period-over-period variances when discussing the respective
         period-over-period variances in Kamai Group   s and Reitar Group   s
revenues. We refer
         you to Item 303(a) of Regulation S-K and Section III.B.1. of SEC Release No. 33-8350.
Management, page 109

3. We note your response to our comment 10 and your statement that the Company recognizes a need to enhance its capabilities in preparing its financial statements in U.S.
         GAAP and SEC reporting requirements when it becomes a listed company and will endeavor to hire additional qualified accounting and financial personnel with appropriate knowledge and experience specifically in U.S. GAAP accounting and SEC reporting requirements in this regard. As it appears you need to hire additional personnel with sufficient experience in U.S. GAAP and SEC rules and regulation, please revise to provide a risk factor documenting this as a material weakness in your internal control and discuss the ramifications.
Experts, page 149

4. We note your response to comment 16. To coincide with the respective auditor reports, please revise to specifically identify the financial statements as
those of    Reitar Logtech
         Holdings Limited    and    Reitar Capital Partners Limited."
Reitar Capital Partners Limited
Notes to the Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies and Practices
Revenue Recognition, page F-35

5. We note your response to our comment 24 and your revisions to your filing. Please address the following:
             Please revise your filing to explicitly state that you record utility revenues and utility expenses on a net basis in the income statement, as you have in your response.
             Please tell us how this net presentation is consistent with your election of the practical expedient to not separate non-lease components from lease components. Within your response, please reference the authoritative accounting literature management relied upon.
             Please tell us how you determined net presentation is consistent with U.S. GAAP.
             Within your response, please reference the authoritative accounting literature management relied upon.
 Kin Chung Chan
Reitar Logtech Holdings Ltd
March 23, 2023
Page 3
Note 1 - Pro forma adjustments
Purchase Price Consideration, page F-49

6. We note your response to comment 28 and disclosure that you assumed the fair market value of the 10,000 shares issued to acquire Reitar Capital Partners Limited to be equal to
      HK$8,405,556 as of November 9, 2022. We continue to be unclear how you derived the fair value of these shares. Please tell us how you applied ASC 820-10 when estimating fair value of the 10,000 shares. In addition, please revise your disclosure to provide qualitative and quantitative information with respect to how this value was derived.
7. Similarly we note your response to comment 29 and disclosure on page F-50 that suggest you also assumed the fair market values of Reitar Capital Partners
Limited   s assets and
      liabilities at the November 9, 2022 acquisition date to be equal to their respective carrying values. We continue to be unclear how you derived the fair value of these assets and liabilities. Please tell us how you applied ASC 820-10 when estimating fair value of these assets and liabilities. In addition, please revise your disclosure to provide qualitative and quantitative information with respect to how the estimated fair values of the assets acquired and liabilities assumed were derived.
       You may contact Frank Knapp at 202-551-3805 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.



                                                            Sincerely,
FirstName LastNameKin Chung Chan
                                                            Division of
Corporation Finance
Comapany NameReitar Logtech Holdings Ltd
                                                            Office of Real
Estate & Construction
March 23, 2023 Page 3
cc:       William Ho, Esq.
FirstName LastName